SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D/A6
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 6)

                             ELSINORE CORPORATION
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  290308303
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              January 5, 1999
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (continued on following pages)
                                Page 1 of 6 Pages
______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  290308303                13D/A                  Page 2 of 6 Pages

      This amendment no. 6 ("Amendment No. 6") amends and restates the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on February 28, 1997, as amended by the
Schedule 13D/A ("Amendment No. 1") filed April 1, 1997; Schedule 13D/A2 ("Amendment No. 2") filed with the SEC on September 15, 1997; Schedule 13D/A3 ("Amendment No. 3") filed with the SEC on February 28, 1998; Schedule 13D/A4 ("Amendment No. 4") filed with the SEC on March 20, 1998; and Schedule 13D/A5 ("Amendment No. 5")filed with the SEC on November 9, 1998 (the Statement and all amendments thereto collectively referred to as the "Filings") by the persons named in the Filings (the "Reporting Persons") relating to the common stock, par value $.001 per share ("Common Stock"), of Elsinore Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 202 Fremont Street, Las Vegas, Nevada 89101. This amendment is filed for the purpose of clarifying that John Waterfall is the only individual who exercises decision-making authority with respect to the stock of the Issuer, including the exercise of voting and investment power, on behalf of the Reporting Persons pursuant to an agreement with the Nevada State Gaming Control Board and the Nevada Gaming Commission.

        Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Statement or any subsequent amendments.

      . . .

      Item 5 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) and (b) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:


                              Aggregate                   Percentage
Reporting Person             # of Shares                   of Class
_________________            ___________                  __________

MWIP                         2,734,380.86                     2.8
Restart                     10,786,574.56                    11.0
Restart II                  20,660,561.86                    21.1
Restart III                 16,892,860.04                    17.2
Restart IV                  10,642,388.78                    10.9
Restart V                    2,831,696.78                     2.9
Endowment                   14,836,330.84                    15.1
Betje                        4,492,426.06                     4.6
Phoenix                     12,890,198.62                    13.2
Group Trust                    879,022.60                     0.9
             Total          97,646,441                       99.7%



CUSIP No.  290308303                13D/A                  Page 3 of 6 Pages

      Morgens Waterfall does not directly own any of the Common Stock. Morgens Waterfall may be deemed an indirect beneficial owner of 4,492,426.06 by virtue of contracts with Betje.

      MW Management does not directly own any of the Common Stock. MW Management may be deemed an indirect beneficial owner of 12,890,198.62 shares of Common Stock by virtue of its position as general partner of Phoenix.

      Prime, Inc. does not directly own any of the Common Stock. Prime, Inc. may be deemed an indirect beneficial owner of 61,814,082.02 shares of Common Stock by virtue of its position as general partner of Prime, Prime II, Prime III, Prime IV, and Prime V, which are not direct beneficial owners of any of the Common Stock, but may be deemed to be indirect beneficial owners of Common Stock by virtue of their positions as general partners of Restart (10,786,574.56 shares), Restart II (20,660,561.86 shares), Restart III
(16,892,860.04 shares), Restart IV (10,642,388.78 shares) and Restart V (2,831,696.78 shares), respectively.

      MW Capital does not directly own any of the Common Stock. MW Capital may be deemed an indirect beneficial owner of 4,170 shares by virtue of its position as general partner of MWIP.

      Krieger does not directly own any of the Common Stock. Krieger may be deemed an indirect beneficial owner of 4,492,426.06 shares of Common Stock by virtue of his position as general partner of Betje.

      Waterfall does not directly own any of the Common Stock. Waterfall may be deemed an indirect beneficial owner of 96,767,418.4 shares of Common Stock by virtue of his positions as President and a Director of Morgens Waterfall, as investment adviser to Betje (4,492,426.06 shares); as managing member of Endowment Prime, as managing member of Endowment (14,836,330.84 shares); as a managing member of MW Capital, as general partner of MWIP (2,734,380.86 shares); as President and a Director of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (10,786,574.56 shares), Restart II (20,660,561.86 shares), Restart III (16,892,860.04 shares), Restart IV (10,642,388.78 shares) and Restart V (2,831,696.78 shares), respectively; and as a managing member of MW Management, and as general partner of Phoenix (12,890,198.62 shares).

      As a condition to the approvals by the Nevada State Gaming Control Board and the Nevada Gaming Commission (collectively, the "Gaming Authorities") which were required for the Plan to become effective, Waterfall and Morgens issued certifications to the Gaming Authorities and entered into agreements with the other Reporting Persons concerning, among other things, the exercise of voting and investment power (including dispositive power) with respect to the Issuer's stock owned by any of the Reporting Persons (collectively, the "Decision-Making Authority"). Pursuant to those certifications and agreements, Waterfall is the only individual who exercises Decision-Making Authority on behalf of any of the Reporting Persons.

      Morgens does not directly own any of the Common Stock. Morgens has been included as a Reporting Person with respect to 96,767,418.4 shares of Common
CUSIP No.  290308303                13D/A                  Page 4 of 6 Pages

Stock by virtue of his positions as Chairman and Director of Morgens Waterfall, as investment advisor to Betje (4,492,426.06 shares); as managing member of Endowment Prime, as managing member of Endowment (14,836,330.84 shares); as a managing member of MW Capital, as general partner of MWIP (11,085,457.56 shares); as Chairman of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (10,786,574.56 shares), Restart II (20,660,561.86 shares), Restart III (16,892,860.04 shares), Restart IV (10,642,388.78 shares) and Restart V (2,831,696.78 shares), respectively; and as a managing member of MW Management, as general partner of Phoenix (12,890,198.62). As explained above, Morgens has agreed with the other Reporting Persons and has certified to the Gaming Authorities that he will not exercise Decision-Making Authority on behalf of any of the Reporting Persons. Accordingly, Morgens disclaims beneficial ownership of the Common Stock.

      By virtue of Morgens' position as Chairman and a Director, and Waterfall's position as President and a Director, of Morgens Waterfall, Morgens and Waterfall are also Reporting Persons with respect to the 879,022.60 shares of Common Stock directly beneficially owned by Group Trust.


      Each Reporting Person hereby disclaims that it has any beneficial ownership of the securities owned, directly or indirectly, by any other entity.

      The percentage of shares of Common Stock beneficially owned by each Reporting Person and in total is based upon 4,929,313 shares of Common Stock outstanding as of November 12, 1998 reported in the issuer's Form 10-Q for the period ending September 30, 1998 and assumes that the 50,000,000 shares of Series A Convertible Preferred Stock are converted into 93,000,000 shares of the Company's Common Stock.

      (c)
                                          # of Shares
               Reporting Person        Allocated 9/29/98
               ________________        _________________

               MWIP                         1,400,151
               Restart                      5,523,296
               Restart II                  10,579,301
               Restart III                  8,650,014
               Restart IV                   5,449,423
               Restart V                    1,449,973
               Endowment                    7,596,894
               Betje                        2,300,371
               Phoenix                      6,600,467
               Group Trust                    450,110

      The allocated shares were acquired in an exchange on September 29, 1998 by which the Reporting Persons surrendered $18,000,000 of original principal amount of second mortgage notes for 50,000,000 shares of Series A Convertible Preferred Stock of the Issuer. The 50,000,000 shares of Series A are
CUSIP No.  290308303                13D/A                  Page 5 of 6 Pages

convertible by the Reporting Persons into 93,000,000 of the Issuer's common stock calculated at a conversion ration of 1.86 shares of common for each share of preferred.

      (d) Except as set forth in this Item, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

      (e)  Not applicable.

      . . .



CUSIP No.  290308303                13D/A                  Page 6 of 6 Pages

SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                         /s/ John C. Bruce Waterfall
Dated:  January 5, 1999            By: ___________________________________
                                        John C. "Bruce" Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons


                                         /s/ Edwin H. Morgens
                                    By: ___________________________________
                                        Edwin H. Morgens, on his own
                                        behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons